SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

July 25, 2011

BP EXTENDS EXPLORATION GROWTH WITH AWARD OF TWO TRINIDAD DEEPWATER BLOCKS

• Access gained to 31 new blocks worldwide in the last year

BP today announced that it has been awarded two deepwater exploration and production blocks by the Government of the Republic of Trinidad and Tobago.

BP was awarded a100 per cent interest in blocks 23(a) and TTDAA 14, both in deepwater frontier acreage offshore Trinidad's east coast, under production sharing contracts.

The success follows detailed subsurface research and evaluation by BP whose Trinidad operations account for more than half of Trinidad and Tobago's natural gas output and 12 per cent of BP's global oil and gas production. The awards will double the acreage held by BP controlled companies in Trinidad and Tobago.

"BP has a long history and major business in Trinidad and Tobago, and we are keen to participate in the next phase of exploring the country's resources," said Bob Dudley, BP group chief executive. "These awards mean BP has gained access to 31 new upstream blocks across the world since July last year, a significant step up in new access.

"Increasing our efforts in exploration and applying our deepwater experience and expertise to new basins around the world is a key part of BP's strategy to deliver long-term value growth. We are pleased to see the confidence that governments across the world have placed in BP to carefully explore and develop resources."

Since July 2010 BP has gained new exploration access in Azerbaijan, Brazil, Indonesia, Australia, the UK and China. In addition, BP reached agreement in February with Reliance Industries to take a 30 per cent interest in 23 oil and gas licences offshore India.

"BP is very pleased to be given this opportunity to be pioneers as we work to unlock Trinidad's deepwater potential using the best in class technology and expertise, potentially bringing additional benefits from our existing business and infrastructure," added BP Trinidad and Tobago regional president Norman Christie. "The decision to participate in this bid round demonstrates BP's long term commitment to Trinidad and Tobago."

Block 23(a), located approximately 300 kilometres north east of BP Trinidad and Tobago's (bpTT's) Galeota Point operations base, covers approximately 2,600 square kilometres in water depths averaging 2,000 metres. Block TTDAA 14 which is located next to block 23(a) covers a further 1,000 square kilometres in water depths averaging 2,000 metres.

Notes to editors:

·
In addition to these latest awards in the past year BP has gained interests in: 10 licence blocks in Brazil on the completion of the purchase of Devon Energy's Brazilian interests; four new coalbed methane blocks and the North Arafura licence in Indonesia; four deepwater exploration blocks in the Ceduna basin offshore Australia; two deepwater blocks in the South China Sea; seven new licences in the UK North Sea; and the Shafag-Asiman PSA in the Caspian Sea in Azerbaijan.

·	Completion of the agreement between BP and Reliance remains subject to receipt of final regulatory approvals.
·
BP has been operating in Trinidad and Tobago since the 1960s, first producing oil in 1972. BP currently holds exploration and production licences covering 3,600 square kilometres  offshore the east coast of Trinidad. Facilities include 13 offshore platforms and the Galeota Point onshore processing facility. BP also holds interests in all of Atlantic LNG's four LNG production trains on Trinidad. BP is the largest producer of hydrocarbons in Trinidad and Tobago, with average production in 2010 of some 460,000 barrels of oil equivalent a day.

Further information:

BP press office, London: +44 (0)20 746 4076
BPTT press office: Danielle Jones: +1 868 497 4747
Luis Araujo: +1 868 623 2862 ext 5355

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 July 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary